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FILE NO: 55003.19
July 18, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 3 filed on July 5, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 11, 2006.
For convenience of reference, each Staff comment contained in your July 11, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and four courtesy copies of Amendment No. 4 filed by the Company on the date hereof, three copies of which have been marked to reflect changes made to Pre-Effective Amendment No. 3 to the Registration Statement filed with the Commission on July 5, 2006. The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 4. Capitalized terms used and not otherwise defined in this response letter

Mr. Owen Pinkerton, Esq.
July 18, 2006

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Form S-11
Dividend Policy, page 48
1.	In light of your cumulative losses, please revise your disclosure to refer to the payment to shareholders as a “distribution” rather than a “dividend.” In addition, please disclose the amount by which this distribution exceeded cumulative earnings and explain to readers how the distribution was funded considering your negative cash flows.

RESPONSE: The Company has revised the disclosure on pages 15, 48 and F-19 of the prospectus in response to the Staff’s comment.
Our Properties and Structured Real Estate Investments, page 95
2.	Please disclose when you acquired the Timonium property and any gains/losses that will be incurred in connection with the sale of the property.

RESPONSE: The Company respectfully informs the Staff that the prospective purchaser of the Timonium property has since exercised its contractual right to terminate the contract. The Company respectfully submits that it believes the Staff’s comment is no longer relevant in light of the aforementioned contract termination, and has revised the disclosure throughout the prospectus to remove references to the Timonium sale contract.
Unaudited Pro Forma Consolidated Statements of Operations, pages 62-63
3.	Please tell us why you have excluded the pro forma adjustment to reflect amortization of deferred compensation costs arising from the issuances of restricted common stock and LTIP units, as if they were granted on January 1, 2005.

RESPONSE: The Company has revised its unaudited pro forma consolidated financial statements in the prospectus to reflect amortization of deferred compensation costs arising from the issuance of restricted common stock and LTIP units at the Company’s formation, as if they were granted on January 1, 2005.

Mr. Owen Pinkerton, Esq.
July 18, 2006

Exhibits
4.	Please file your legal opinion and a draft of the underwriting agreement with your next amendment so that we may have an opportunity to review them prior to your going effective.

RESPONSE: The Company has filed a copy of its legality opinion as Exhibit 5.1 to Amendment No. 4. The Company respectfully submits that it will file the draft of the underwriting agreement as an exhibit to the Registration Statement shortly after the date hereof.
Exhibit 23.2
5.	Please have your independent accountants update their consent to reflect an accurate report date related to their report covering the audit of Asset Capital Corporation, L.L.C.

RESPONSE: The Company’s independent accountants have updated their consent in accordance with the Staff’s request, as reflected in the consent filed as Exhibit 23.2 to Amendment No. 4.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours, /s/ Daniel M. LeBey Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall